Exhibit (a)(5)(2)

STINS COMAN INFORPORATED ANNOUNCES FINAL
RESULTS OF PARTIAL CASH TENDER OFFER
FOR SHARES OF RiT TECHNOLOGIES LTD.

Moscow, Russia -- June 13, 2008 – Stins Coman Incorporated announced today the final results of its previously announced cash tender offer to purchase 734,079 ordinary shares, par value NIS 0.1 per share of RiT Technologies Ltd. (Nasdaq: RITT), or such greater number of shares that will represent 5% of the total voting rights of RiT outstanding as of the expiration of the offer, at $0.86 per share, net to the seller in cash, without interest.  The offer expired at 5:00 p.m., New York time, on Friday, June 6, 2008 (the “Final Expiration Date”) and all conditions to the offer were satisfied.

Based on the final tabulation by American Stock Transfer and Trust Company, the Depositary for the offer, as of the Final Expiration Date, 5,851,305 shares of RiT were validly tendered and not withdrawn resulting in a proration factor of 17.56557% of the shares tendered. Stins Coman has accepted for payment 1,027,815 shares in the offer which represents 7% of the total outstanding shares of RiT as of the Final Expiration Date. The Depositary will promptly issue payment for the shares validly tendered and accepted under the offer and will return all other shares tendered.

After payment for the shares tendered in the offer and accepted for payment, Stins Coman will beneficially own 6,150,336 ordinary shares of RiT, representing approximately 41.9% of the outstanding shares of RiT.

Any questions regarding the offer should be directed to Boris Granovsky, CEO of Stins Coman Incorporated, at +7 495 231-30-48 or MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events. Stins Coman Incorporated undertakes no obligation (and expressly disclaims any such obligation) to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.